UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Owens Corning

(Exact name of registrant as specified in its charter)

DE	1-33100	43-2109021
(State or other jurisdiction of	(Commission	(IRS Employer
Incorporation or organization)	File Number)	Identification No.)

One Owens Corning Parkway Toledo, OH	43659
(Address of principal executive offices)	(Zip Code)

Ava Harter

Senior Vice President, General Counsel and Secretary

419-248-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview of Owens Corning Products

Owens Corning (the “Company”) has three reportable segments: Composites, Insulation and Roofing. The Company’s three reportable segments are defined as follows:

Composites – The Composites segment includes vertically integrated downstream activities. The Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Glass reinforcement materials are also used downstream by the Composites segment to manufacture and sell glass fiber products in the form of fabrics, non-wovens and other specialized products.

Insulation – Within the Insulation segment, the Company manufactures and sells fiberglass insulation into residential, commercial, industrial and other markets for both thermal and acoustical applications. It also manufactures and sells glass fiber pipe insulation, flexible duct media, bonded and granulated mineral wool insulation, cellular glass insulation and foam insulation used in above- and below-grade construction applications.

Roofing – Within the Roofing segment, the Company manufactures and sells residential roofing shingles, oxidized asphalt materials, roofing components used in residential and commercial construction and specialty applications, and synthetic packaging materials.

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten(collectively, “Conflict Minerals”). The Company has conducted an internal review of its products and manufacturing processes and determined that Conflict Minerals are necessary to the functionality or production of the spinners that are part of the machinery used to make insulating materials, filters and other glass fiber products.

In 2019, the Company manufactured or contracted to manufacture spinners. Most of the spinners were used at the Company’s facilities in the production of its insulation products and some of the spinners were sold to third parties. The Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the origin of the Conflict Minerals in the spinners sold to third parties (“Spinners”). In conducting the RCOI, the Company contacted the single contract manufacturer of Spinner parts containing Conflict Minerals (the “Supplier”) and discussed its policies and practices regarding the sourcing of Conflict Minerals. The Supplier indicated that it has received written certifications from its sub-suppliers that the conflict minerals they provide to the Supplier do not originate from the Democratic Republic of Congo (“DRC”) or an adjoining country, but the Supplier does not have third-party validation from a particular organization, program or protocol regarding each of the smelters used by its sub-suppliers. The Company has obtained a completed Conflict Minerals Reporting Template from the Supplier that provided no indication or reason to believe that Conflict Minerals in the Spinner parts it supplied had originated from the DRC or an adjoining country. The Company continues to work with the Supplier to ensure that the Conflict Minerals supplied for Spinner products do not originate in the DRC or an adjoining country.

This disclosure is also available in the Investor Relations section of our website (http://investor.owenscorning.com) under the tab entitled “SEC Filings.” Other information on our website shall not be deemed incorporated into, or to be a part of, this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 20, 2020

OWENS CORNING

By:	/s/ Ava Harter
Name:	Ava Harter
Title:	Senior Vice President, General Counsel and Secretary